A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Elects Jiwei Wang as Independent Director on its Board of Directors

SHENYANG, China, July 5, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that its board of directors elected Mr. Jiwei Wang as a director on A-Power’s board of directors, effective July 1, 2011.

Mr. Wang, who is a China CPA (Chinese Institute of Certified Public Accountants) and member of the Institute of Internal Auditors, has been the President of Liaoning Society of Appraisers in China since March 2008.

From March 2003 to March 2008, Mr. Wang was the vice chairman of the Financial and Economic Affairs Committee of Liaoning Provincial People's Congress of the People's Republic of China ("FEAC"). In the same period, he also was the Chair of Budget Oversight Sub-committee under the FEAC. From October 2002 to January 2003, he was Vice General Secretary of Liaoning Provincial People’s Congress. From January 2000 to October 2002, he was the Vice Director of Liaoning Provincial Department of Finance. From June 1985 to January 2000, he was the Standing Vice Director, and previously Vice Director, of Liaoning Provincial Audit Bureau. Mr. Wang previously served with the Municipal Audit Bureau of Benxi City in Liaoning Province, China, as the Chief Officer. He is 67.

Mr. Wang became a member of the Institute of Internal Auditors in 1987 and received his certificate from the Chinese Institute of Certified Public Accountants in July 2001. He graduated from the College of Economics and Management of Liaoning University.

About A-Power

A-Power Energy Generation Systems, Ltd., through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Patty Bruner
Mobile: +1 480 332 6397 in the USA
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520 in China
Email:  tmyers@ChristensenIR.com

Source: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com